UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907/ (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

March 2008 Up 18.7% Year over Year

Mexico City, April 7, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2008 increased by 18.7% when compared to March 2007.

All figures in this announcement reflect comparisons between March 1 through March 31, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	March 2007	March 2008	% Change
Cancún	225,055	308,252	37.0
Cozumel	5,323	8,776	64.9
Huatulco	23,944	24,749	3.4
Mérida	88,461	115,807	30.9
Minatitlán	17,073	12,314	(27.9)
Oaxaca	40,822	46,657	14.3
Tapachula	18,533	21,737	17.3
Veracruz	72,831	75,136	3.2
Villahermosa	63,110	86,685	37.4
Total Domestic	555,152	700,113	26.1

International
Airport	March 2007	March 2008	% Change
Cancún	934,777	1,082,077	15.8
Cozumel	62,994	65,085	3.3
Huatulco	14,673	14,532	(1.0)
Mérida	12,851	14,173	10.3
Minatitlán	305	347	13.8
Oaxaca	3,034	4,250	40.1
Tapachula	247	444	79.8
Veracruz	5,091	6,013	18.1
Villahermosa	4,127	4,835	17.2
Total International	1,038,099	1,191,756	14.8

Total
Airport	March 2007	March 2008	% Change
Cancún	1,159,832	1,390,329	19.9
Cozumel	68,317	73,861	8.1
Huatulco	38,617	39,281	1.7
Mérida	101,312	129,980	28.3
Minatitlán	17,378	12,661	(27.1)
Oaxaca	43,856	50,907	16.1
Tapachula	18,780	22,181	18.1
Veracruz	77,922	81,149	4.1
Villahermosa	67,237	91,520	36.1
ASUR Total	1,593,251	1,891,869	18.7

It is important to note that during 2008 the Easter and Holy week holidays both fell in March while in 2007 both holiday weeks fell in April.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 7, 2008